UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

1.	Set of presentation slides that include material information of CEMEX, S.A.B. de C.V. (NYSE:CX) (“CEMEX”) discussed by Fernando A. González, CEMEX’s Chief Executive Officer, on March 17, 2015, during CEMEX’s annual event, CEMEX Day.

2.	Set of presentation slides that include material information of CEMEX’s business strategy and outlook discussed by Juan Pablo San Agustín, CEMEX’s Executive Vice President of Strategic Planning and New Business Development, on March 17, 2015, during CEMEX’s annual event, CEMEX Day.

3.	Set of presentation slides that include material information of CEMEX’s financial strategy discussed by José Antonio González, CEMEX’s Chief Financial Officer, on March 17, 2015, during CEMEX’s annual event, CEMEX Day.

4.	Set of presentation slides that include material information of CEMEX discussed by Ignacio Madridejos, President of CEMEX Northern Europe, on March 17, 2015, during CEMEX’s annual event, CEMEX Day.

5.	Set of presentation slides that include material information of CEMEX discussed by Jaime Muguiro, President of CEMEX Mediterranean, on March 17, 2015, during CEMEX’s annual event, CEMEX Day.

6.	Set of presentation slides that include material information of CEMEX discussed by Joaquín Estrada, President of CEMEX Asia, on March 17, 2015, during CEMEX’s annual event, CEMEX Day.

7.	Set of presentation slides that include material information of CEMEX discussed by Juan Romero, President of CEMEX Mexico, on March 17, 2015, during CEMEX’s annual event, CEMEX Day.

8.	Set of presentation slides that include material information of CEMEX discussed by Jaime Elizondo, President of CEMEX South, Central America and the Caribbean, on March 17, 2015, during CEMEX’s annual event, CEMEX Day.

9.	Set of presentation slides that include material information of CEMEX discussed by Karl Watson Jr., President of CEMEX USA, on March 17, 2015, during CEMEX’s annual event, CEMEX Day.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: March 17, 2015	By:	/s/ Rafael Garza
	Name:	Rafael Garza
	Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Set of presentation slides that include material information of CEMEX, S.A.B. de C.V. (NYSE:CX) (“CEMEX”) discussed by Fernando A. González, CEMEX’s Chief Executive Officer, on March 17, 2015, during CEMEX’s annual event, CEMEX Day.

2.	Set of presentation slides that include material information of CEMEX’s business strategy and outlook discussed by Juan Pablo San Agustín, CEMEX’s Executive Vice President of Strategic Planning and New Business Development, on March 17, 2015, during CEMEX’s annual event, CEMEX Day.

3.	Set of presentation slides that include material information of CEMEX’s financial strategy discussed by José Antonio González, CEMEX’s Chief Financial Officer, on March 17, 2015, during CEMEX’s annual event, CEMEX Day.

4.	Set of presentation slides that include material information of CEMEX discussed by Ignacio Madridejos, President of CEMEX Northern Europe, on March 17, 2015, during CEMEX’s annual event, CEMEX Day.

5.	Set of presentation slides that include material information of CEMEX discussed by Jaime Muguiro, President of CEMEX Mediterranean, on March 17, 2015, during CEMEX’s annual event, CEMEX Day.

6.	Set of presentation slides that include material information of CEMEX discussed by Joaquín Estrada, President of CEMEX Asia, on March 17, 2015, during CEMEX’s annual event, CEMEX Day.

7.	Set of presentation slides that include material information of CEMEX discussed by Juan Romero, President of CEMEX Mexico, on March 17, 2015, during CEMEX’s annual event, CEMEX Day.

8.	Set of presentation slides that include material information of CEMEX discussed by Jaime Elizondo, President of CEMEX South, Central America and the Caribbean, on March 17, 2015, during CEMEX’s annual event, CEMEX Day.

9.	Set of presentation slides that include material information of CEMEX discussed by Karl Watson Jr., President of CEMEX USA, on March 17, 2015, during CEMEX’s annual event, CEMEX Day.